Exhibit 12

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

	Year Ended Dec. 31,
(millions)	2016	2015	2014	2013	2012
Income from continuing operations, before income taxes	$437.9	$441.8	$416.2	$364.4	$368.9
Interest expense	119.8	122.1	115.8	112.7	129.9
Earnings before taxes and fixed charges	$557.7	$563.9	$532.0	$477.1	$498.8
Interest expense	$119.8	$122.1	$115.8	$112.7	$129.9
Total fixed charges	$119.8	$122.1	$115.8	$112.7	$129.9
Ratio of earnings to fixed charges	4.66x	4.62x	4.59x	4.23x	3.84x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals.  Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.